UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-15888

(Check One): [ ] Form 10-KSB [ ] Form 20-F   [ ] Form 11-K

[X] Form 10-QSB   [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2007

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____

PART I
REGISTRANT INFORMATION

Full Name of Registrant: IGENE BIOTECHNOLOGY, INC.

Former Name if Applicable: NA

Address of Principal Executive Office: 9110 RED BRANCH ROAD

City, State and Zip Code: COLUMBIA, MARYLAND 21045-2024

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time will be needed for the Registrant to complete the preparation of its Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the quarter ended June 30, 2007. The Registrant was informed on August 10, 2007 by its independent accountant, J.H. Cohn ("Cohn"), in connection with its review of Form 10-QSB that they required an independent valuation of warrants associated with certain debt. The Registrant will require additional time to file the Form 10-QSB in order to prepare the warrant valuation and determine whether any corresponding revaluation of related debt instruments is material. Prior to completion of this determination, the Registrant is unable to file and certify the Form 10-QSB.

Based upon its current schedule, the Registrant anticipates that it will not be in a position to file its Form 10-QSB by the 5th calendar day following the prescribed due date of the Form 10-QSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Edward J. Weisberger   (410) 997-2599
(Name)   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the registrant was required to file
such report(s) been filed? If answer is no, identify report(s).   [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the
corresponding period for the last fiscal year will be reflected by the earnings statements
to be included in the subject report or portion thereof?   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively,
and, if appropriate, state the reasons why a reasonable estimate of the results cannot be
made.

The Registrant can not provide a reasonable estimate until a valuation is prepared, nor be
sure if a significant change will result.

Igene Biotechnology, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly
authorized.

Date: August 14, 2007   By: /s/ EDWARD J. WEISBERGER
                                        Edward J. Weisberger
                                        Chief Financial Officer